VERTEX PHARMACEUTICALS INCORPORATED
130 WAVERLY STREET • CAMBRIDGE, MA 02139 • USA TEL. 617.444.6100 • FAX 617.444.6344 http://www.vrtx.com

April 27, 2006

Delivered by facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3-9

Washington, DC 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Oscar Young, Senior Accountant
James Peklenk, Staff Accountant
Division of Corporation Finance

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 000-19319

Ladies and Gentlemen:

This letter is intended to provide responses to comments from the staff of the Securities and Exchange Commission to Vertex Pharmaceuticals Incorporated (“the Company”) set forth in the Staff’s letter to Dr. Joshua Boger, dated April 14, 2006 (the “Comment Letter”), regarding the Company’s 2005 Annual Report on Form 10-K.

The Comment Letter is reproduced below together with our response thereto.

Comment 1.

We have the following comments regarding your revenue recognition policy related to substantive milestone payments that are reasonably assured:

a)            When you have evidence of fair value for your remaining obligations, please clarify for us why it is appropriate to then recognize that payment as earned. In this regard, it is unclear whether you consider the milestone payment and the remaining obligations to be separate units of accounting. If so, it is unclear whether the portion of the payment attributable to the remaining obligations should instead be deferred and recognized upon the satisfaction of the obligation.

b)            When you do not have fair value for your remaining obligations, please clarify for us why it is appropriate to recognize the payments over the period of performance. In this regard, it is unclear whether you consider the substantive milestone payments and the remaining obligations as a single unit of accounting. If so, it is unclear whether all the obligations are satisfied over a period of time or if the payment should instead be deferred until the satisfaction of all obligations.

c)             To the extent that your policy is not appropriate, please provide us proposed revisions to the policy and tell us whether those revisions would have had a material impact on previously reported financial condition or results of operations.

Response 1.

1(a)                           In those circumstances where collection of a substantive milestone is reasonably assured, the Company has remaining obligations to perform under its collaboration arrangements, and the Company has evidence of fair value for these remaining obligations, management considers the milestone payment and the remaining obligations to be separate units of accounting. In these circumstances, the Company uses the residual method under Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables to allocate revenue among the milestones and the remaining obligations of the arrangement. To date, the Company has not recognized any revenue from milestone payments in circumstances where the Company has remaining obligations for which management believes it has sufficient evidence of fair value for these obligations.

1(b)                           In those circumstances where collection of a substantive milestone is reasonably assured, the Company has remaining obligations to perform under it collaboration arrangements, and the Company does not have sufficient evidence of fair value for these remaining obligations, management considers the milestone payment and the remaining obligations on the contract as a single unit of accounting. Primarily, the Company’s collaborations include obligations to provide research and/or development services that are performed by the Company for the collaborator over a specified period of time. In these circumstances, the Company’s collaborations do not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time. In these instances substantive milestones are recognized over the period of performance. In those circumstances where a collaboration requires a specific deliverable separate and distinct from any ongoing research and/or development activities and for which the Company does not have evidence of fair value, the substantive milestone payment are combined with any remaining obligations and deferred until the satisfaction of all obligations.

1(c)                           The Company believes that its policy for revenue recognition is in accordance EITF 00-21, and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. The Company proposes to add additional disclosure relative to the its disclosure of its revenue recognition policies in future periodic filings, commencing with the Quarterly Report on Form 10-Q for the period ended March 31, 2006. Specifically, the Company will add the text underlined below to the “Revenue Recognition” footnote to its Consolidated Balance Sheets (reproduced in its entirety for your reference).

Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” (“SAB 104”) and for revenue arrangements entered into after June 30, 2003, Emerging Issues Task Force Issue

No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).

The Company’s revenues are generated primarily through collaborative research, development and commercialization agreements. The terms of the agreements typically include payment to Vertex of non-refundable up-front license fees, funding of research and development efforts, milestone payments and/or royalties on product sales.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on their respective fair values or the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

The Company recognizes revenues from non-refundable, up-front license fees on a straight-line basis over the contracted or estimated period of performance, which is typically the research or development term. Research and development funding is recognized as earned, ratably over the period of effort.

Substantive milestones realized in collaboration arrangements are recognized as earned when the corresponding payment is reasonably assured, subject to the following policies in those circumstances where the Company has obligations remaining after achievement of the milestone:

In those circumstances where collection of a substantive milestone is reasonably assured, the Company has remaining obligations to perform under its collaboration arrangements, and the Company has evidence of fair value for its remaining obligations, management considers the milestone payment and the remaining obligations to be separate units of accounting. In these circumstances, the Company uses the residual method under Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables to allocate revenue among the milestones and the remaining obligations.

In those circumstances where collection of a substantive milestone is reasonably assured, the Company has remaining obligations to perform under its collaboration arrangements, and the Company does not have sufficient evidence of fair value for its remaining obligations, management considers the milestone payment and the remaining obligations on the contract as a single unit of accounting. In those circumstances where our collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather our obligations are satisfied over a period of time, substantive milestones are recognized over the period of performance. This typically results in a portion of the milestone payment being recognized as revenue at the date the milestone is achieved, which portion is equal to the applicable percentage of the performance period that has elapsed as of the date the milestone is achieved, with the balance being deferred and recognized over the remaining period of performance.

The Company evaluates whether milestones are substantive at the inception of the agreement based on the contingent nature of the milestone, specifically reviewing factors such as the technological risk that must be overcome as well as the level of effort and investment required to achieve the milestone. Milestones that are not considered substantive and do not meet the separation criteria are accounted for as license payments and recognized on a straight-line basis over the remaining period of performance.

Payments received after performance obligations are met completely are recognized when earned.

Royalty revenue is recognized based upon actual and estimated net sales of licensed products in licensed territories as provided by the licensee and is recognized in the period the sales occur. Differences between actual royalty revenues and estimated royalty revenues, which have not historically been significant, are reconciled and adjusted for in the quarter they become known.

Comment 2.

When you issued shares to holders of your notes in exchange for those notes, please tell us why it was appropriate to calculate the loss on extinguishment based on the incremental shares issued over the number that would have previously been issued upon conversion of the notes under the original terms. In so doing, please refer to paragraphs 3(c), 20 and 21 of APB 26 and explain why you did not calculate the loss based on the excess of the fair value of the shares issued over the carrying amounts of the notes.

Response 2:

In connection with the transactions that occurred in 2005 in which the Company issued common stock in exchange for convertible notes outstanding, the Company considered Accounting Principles Board (APB) Opinion No, 26. APB 26, paragraph 2 indicates that APB 26 does not apply to conversions of convertible debt when conversion privileges included in terms of the debt at issuance are changed, or additional consideration is paid, to induce conversion of the debt to equity securities as described in FASB Statement (SFAS) No. 84, Induced Conversions of Convertible Debt. Since the exchange offers were exercisable for a limited period of time and included the issuance of more equity securities than were otherwise issuable pursuant to the conversion privileges included in the original terms of the debt the Company determined that the provisions of APB 26 would not apply and the exchanges should be accounted for in accordance with SFAS 84. In accordance with paragraphs 3 and 4 of SFAS 84, we recorded the loss on the exchange as the difference in the fair value of all securities transferred in the transaction and the fair value of the securities issuable pursuant to the original conversion terms.

***

Please contact me at 617-444-6417 in the event that you have any questions or concerns with respect to this matter. In the event that I am not available, please contact my colleague, Jeffrey Donohue, at 617-444-6131.

Very truly yours,

/s/ Kenneth S. Boger
Kenneth S. Boger
Senior Vice President and General Counsel

cc:	Ian F. Smith, Executive Vice President and Chief Financial Officer
Johanna Messina-Power, Corporate Controller
Jeffrey Donohue, Corporate Counsel